UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                NaturalNano, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    63901A105
                                 (CUSIP Number)

 Mark Nordlicht, Managing Member                          With copies to:
Platinum Long Term Growth IV, LLC                   Tarter Krinsky & Drogin LLP
      152 West 57th Street                              Attn: James G. Smith
    New York, New York 10019                               1350 Broadway
         (212) 582-2222                               New York, New York 10018
                                                           (212) 216-8000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 29, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63901A105
--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Platinum Long Term Growth IV, LLC
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
    NUMBER OF      -------------------------------------------------------------
     SHARES          8    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY              1,367,088,000 (see Item 5)
      EACH         -------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                0
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,367,088,000 (see Item 5)
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,367,088,000 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.6% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 63901A105
--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Mark Nordlicht
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
    NUMBER OF       ------------------------------------------------------------
     SHARES          8    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY              1,367,088,000 (see Item 5)
      EACH          ------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,367,088,000 (see Item 5)
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,367,088,000 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.6% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

CUSIP No. 63901A105
--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Platinum Advisors, LLC
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
    NUMBER OF       ------------------------------------------------------------
     SHARES          8    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY              181,593,910 (see Item 5)
      EACH          ------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          181,593,910 (see Item 5)
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    181,593,910 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

CUSIP No. 63901A105
--------------------------------------------------------------------------------
  1 NAMES OF REPORTING PERSONS

    Mark Mueller
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)  |_|
    (b)  |X|
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0
    NUMBER OF       ------------------------------------------------------------
     SHARES          8    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY              181,593,910 (see Item 5)
      EACH          ------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          181,593,910 (see Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    181,593,910 (see Item 5)
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    |-|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9% (see Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of Common Stock, $0.001 par value, ("Common Stock") of NaturalNano, Inc. (the "Issuer"). The Issuer's principal executive office is located at 15 Schoen Place, Pittsford, New York 14534.

ITEM 2. IDENTITY AND BACKGROUND.

The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

      o Platinum Long Term Growth IV, LLC, a Delaware limited liability company ("Platinum IV");

      o     Mark Nordlicht, a United States citizen ("Mr. Nordlicht");

      o Platinum Advisors, LLC, a Delaware limited liability company ("Platinum Advisors"); and

      o     Mark Mueller, a United States citizen ("Mr. Mueller").

Platinum IV
-----------

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by Platinum IV are owned directly by Platinum IV. Mr. Nordlicht is the controlling person of Platinum IV. As a result, Mr. Nordlicht may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be a beneficial owner of all the shares of Common Stock directly or indirectly held by Platinum IV.

The principal business address for each of Platinum IV and Mr. Nordlicht is 152 West 57th Street, 54th floor, New York, New York 10019.

The principal business of Platinum IV is that of a private investment fund engaged in the purchase and sale of securities for its own account. Mr. Nordlicht's principal occupation is serving as Managing Member of Platinum IV and in similar capacities for other private investment funds.

By virtue of his position as the Managing Member of Platinum IV, Mr. Nordlicht has the sole power to vote and dispose of the Issuer's securities, including shares of Common Stock and derivatives to acquire Common Stock, directly held by Platinum IV.

Platinum Advisors
-----------------

The shares of Common Stock and derivatives to acquire Common Stock beneficially owned by Platinum Advisors are owned directly by Platinum Advisors. Mr. Mueller is the controlling person of Platinum Advisors. As a result, Mr. Mueller may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be a beneficial owner of all the shares of Common Stock directly or indirectly held by Platinum IV.

The principal business address for each of Platinum Advisors and Mr. Mueller is 152 West 57th Street, 54th floor, New York, New York 10019.

The principal business of Platinum Advisors is providing investment management services. Mr. Mueller's principal occupation is serving as Managing Member of Advisors and serving as portfolio manager of Platinum IV and in similar capacities for other private investment funds.

By virtue of his position as the Managing Member of Platinum IV, Mr. Mueller has the sole power to vote and dispose of the Issuer's securities, including shares of Common Stock and derivatives to acquire Common Stock, directly held by Platinum Advisors.

All Reporting Persons
---------------------

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons may be considered a "group" under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by Platinum IV was funded by working capital.

The purchase price used to acquire the securities beneficially owned by Platinum Advisors was for services provided by Platinum Advisors. The exercise price for the Warrants (as defined below) is anticipated to be paid by either using the "cashless exercise" feature of the Warrants or through equity contributions of the equity owners of Platinum Advisors and/or cash on hand.

ITEM 4. PURPOSE OF TRANSACTION.

March 7, 2007 Transaction
-------------------------

On March 7, 2007, the Issuer entered into a Loan and Security Agreement (the "2007 Loan Agreement") with two investors, including Platinum IV, and with Platinum Advisors, as agent for the two investors.

Pursuant to the 2007 Loan Agreement, the Issuer issued a $2,750,000 face amount 8% Senior Secured Promissory Note (the "2007 Note") to Platinum IV. The holder of the 2007 Note may elect to convert the 2007 Note at any time into shares of Common Stock at a price of $0.22 per share. The 2007 Note contains anti-dilution protection that will automatically adjust the conversion price should the Issuer issue equity or equity-linked securities at a price per common share below the conversion price to the price at which the Issuer issues such equity or equity-linked securities. Interest on the outstanding principal amount under the 2007 Note is payable quarterly at rate of 8% per annum, payable at the Issuer's option in cash or in shares of Common Stock. If the Issuer elects to make an interest payment in Common Stock, the number of shares issuable by the Issuer will be based upon the 85% of the 20-day trailing volume weighted average price per share as reported on Bloomberg LP. Principal on the 2007 Note is due and payable on March 7, 2009. If the closing price of the Common Stock on the principal market or exchange on which the Common Stock is traded is at least $1.00 for twenty consecutive trading days, the Issuer can compel conversion of the 2007 Note at the conversion price. The Issuer's obligations under the 2007
Note is secured by first priority security interests in substantially all of the Issuer's assets and substantially all of the assets of its wholly-owned subsidiary, NaturalNano Research, Inc.

As further consideration, on March 7, 2007, the Issuer issued to Platinum IV a warrant for the purchase at any time on or before March 7, 2011, of an aggregate of 9,375,000 shares of Common Stock at an exercise price of $0.22 per share and a warrant for the purchase at any time on or before March 7, 2011, of an aggregate of 9,375,000 shares of Common Stock at an exercise price of $0.33 per share.

On March 7, 2007, as consideration for due diligence services in connection with the 2007 Loan Agreement, the Issuer paid to Platinum Advisors a cash fee of $97,500 and issued to Platinum Advisors:

      o     a note (identical to the form of the 2007 Note issued to Platinum
            IV) in the principal amount of $97,500 (the "Platinum Advisor
            Note");
      o a Series A Warrant for the purchase at any time on or before March 7, 2011 of 332,387 shares of Common Stock at an exercise price of $0.22 per share;
      o Series B Warrants for the purchase at any time on or before March 7, 2011 of a total of 1,473,581 shares of Common Stock at an exercise price of $0.33 per share; and
      o a Series C Warrant for the purchase at any time on or before March 7, 2011 of 1,141,194 shares of Common Stock at an exercise price of $0.22 per share (the Series A Warrant, Series B Warrants and Series C Warrant are collectively referred to as the "Warrants").

If the closing price of the Common Stock on the principal market or exchange on which the Common Stock is traded is at least $0.75 for twenty consecutive trading days, the Issuer can compel exercise of the Series A Warrants. Each series of Warrants contain anti-dilution protection that will automatically adjust the exercise price of such series of Warrants should the Issuer issue equity or equity-linked securities at a price per common share below the exercise price of such series to the price at which the Issuer issues such equity or equity-linked securities and correspondingly increase the number of shares of Common Stock issuable upon exercise of such Warrants.

On March 7, 2007, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Platinum Advisors, Platinum IV and the other investor, pursuant to which the Issuer agreed to register for resale under the Securities Act the common stock issuable upon the exercise of the Warrants, in payment of interest on, or upon conversion of, the 2007 Note or Platinum Advisor Note, or, at the option of the investors, in satisfaction of certain liquidated damages provisions in the Registration Rights Agreement.

August 4, 2008 Transaction
--------------------------

On August 4, 2008, the Issuer issued to Platinum IV a $150,000 face amount 8% Senior Secured Promissory Note substantially identical to 2007 Note (the "August 2008 Note").

September 29, 2008 Transaction
------------------------------

On September 29, 2008, the Issuer entered into a Loan and Security Agreement with two investors, including Platinum IV, and with Platinum Advisors, as agent for the investors (the "2008 Loan Agreement"). Pursuant to the 2008 Loan Agreement, the Issuer issued to Platinum IV an 8% Senior Secured Promissory Note Due January 31, 2010 in the amount of $190,000 (the "Platinum Note"). The Loan Agreement contains customary terms and conditions, including customary events of default.

Platinum IV is also committed to purchase on or before October 24, 2008 a note in the principal amount of $172,720 and on or before November 21, 2008 a note in the principal amount of $172,720 (these notes are referred to as the "Future Notes"). The Future Notes are to be identical to the Platinum Note. The Platinum Note and Future Notes are sometimes referred to as the "2008 Notes." A condition to Platinum IV's obligation to purchase the Future Notes, which such condition is waivable by Platinum IV, is that the Issuer must have received one or more firm commercial orders (conditioned only on delivery of product and/or services) for its products or services aggregating not less than $400,000 providing for payment to the Issuer within 45 days of the date of delivery of such order.

The 2008 Notes are convertible into the Issuer's Common Stock, with a conversion price of $0.005 and will bear interest at the rate of 8% per annum, with interest payable monthly, in arrears, in Common Stock or in cash at the election of the Issuer. All unpaid interest (and principal) will be due and payable at maturity, on January 31, 2010 and no payments of interest are required prior to January 31, 2009.

The 2008 Notes are secured on a pari-passu basis with the notes issued under the 2007 Loan Purchase (the "Existing Debt") and (i) senior to all other current and future indebtedness of the Issuer, (ii) secured by all of the assets of the Issuer and each of its subsidiaries and (iii) unconditionally guaranteed by all subsidiaries of the Issuer. The Issuer and the holders of the Existing Debt (and their affiliates) entered into a Forbearance Agreement for the purpose of making the maturity for the Existing Debt coterminous with the maturity date for the 2008 Notes.

Platinum IV and the other investor have agreed to deliver all of their existing warrants to purchase the Issuer's Common Stock to the Issuer for cancellation and in consideration for the issuance of 5,000,000 shares of preferred stock (the "Preferred Stock") of the Issuer. Platinum IV will be issued 4,250,000 shares of Series C Convertible Preferred Stock that will have the rights preferences, designations, qualifications and limitations set forth in the Certificate of Designation for the Series C Convertible Stock. The other investor will be issued 750,000 shares of Series B Convertible Preferred Stock, that will have the rights preferences, designations, qualifications and limitations set forth in the Certificate of Designation for the Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock have substantially the same rights preferences, designations, qualifications and limitations, including ranking senior to all other equity interests of the Issuer, participating in any dividends on an as-converted basis, having an initial aggregate liquidation preference of $10,000, voting on an as-converted basis (with each share of the preferred having 160 votes) and typical protective provisions. The primary difference between the two series of preferred stock is that the Series B Convertible Preferred Stock limits the holder's aggregate voting power to no more than 4.99% in any general matters submitted to the shareholders for a vote and the Series C Convertible Preferred Stock has certain rights with regard to the appointment of a director to the Issuer's Board of Directors who will have six (6) votes on all matters brought to the Board for a vote.

On October 6, 2008, the Issuer filed a Certificate of Designation of Rights, Preferences, Designations, Qualifications and Limitations of the Series C Preferred Stock (the "Series C Designation") with the Secretary of State of the State of Nevada, and prepared a preferred stock certificate for delivery to Platinum IV, evidencing 4,250,000 shares of Series C Convertible Preferred Stock of the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Platinum IV
-----------

Platinum IV beneficially owns 1,367,088,000 shares of Common Stock representing 91.12% of all of the outstanding shares of Common Stock determined as follows:

      o 680,000,000 shares of Common Stock underlying 4,250,000 Series C Preferred Stock convertible at 160 shares of Common Stock for each share of Series C Preferred Stock;
      o 580,000,000 shares of Common Stock underlying $2,900,000 principal amount of the 2007 Note and August 2008 Note convertible at $0.005 per share of Common Stock;
      o 38,000,000 shares of Common Stock underlying $190,000 principal amount of the 2008 Note convertible at $0.005 per share of Common Stock;
      o 34,544,000 shares of Common Stock underlying $172,720 principal amount of October 2008 Future Note convertible at $0.005 per share of Common Stock; and
      o 34,544,000 shares of Common Stock underlying $172,720 principal amount of November 2008 Future Note convertible at $0.005 per share of Common Stock.

Each of the 2007 Note, the August 2008 Note, and each of the 2008 Notes provides a limitation on the conversion of such note, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of such note shall be limited to the extent necessary to ensure that following such conversion the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock. Based on the foregoing limitations, only the Common Stock underlying the Series C Preferred Stock is deemed beneficially owned in excess of 4.99% of the Issuer's outstanding Common Stock resulting in Platinum IV beneficially owning 83.62% of the Issuer's outstanding Common Stock.

Mr. Nordlicht, as the controlling person of Platinum IV, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum IV, and has the sole power to vote or direct the vote of the securities held by Platinum IV.

Platinum Advisors
-----------------

Platinum Advisors beneficially owns 181,593,910 shares of Common Stock representing 57.69% of all of the outstanding shares of Common Stock determined as follows:

      o 19,500,000 shares of Common Stock underlying $97,500 principal amount of the Platinum Advisor Note convertible at $0.005 per share of Common Stock;
      o 14,625,028 shares of Common Stock underlying the Series A Warrant exercisable at $0.005 per share of Common Stock;
      o 97,256,346 shares of Common Stock underlying the Series B Warrants exercisable at $0.005 per share of Common Stock; and
      o 50,212,536 shares of Common Stock underlying the Series C Warrant exercisable at $0.005 per share of Common Stock.

The Platinum Advisors Note provides a limitation on the conversion of such note, such that the number of shares of Common Stock that may be acquired by the holder upon conversion of such note shall be limited to the extent necessary to ensure that following such conversion the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock.

Each Warrant provides a limitation on the exercise of such Warrant, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of such Warrant shall be limited to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned by the holder does not exceed 4.99% of the total number of issued and outstanding shares of Common Stock.

Based on the foregoing limitations, Platinum Advisors beneficially owns 4.99% of the Issuer's outstanding Common Stock.

Mr. Mueller, as the controlling person of Platinum Advisors, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Platinum Advisors, and has the sole power to vote or direct the vote of the securities held by Platinum Advisors.

Except as set forth in Item 4 above, no other transactions with the Issuer's Common Stock were effected by the Reporting Persons during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6:

      o to the knowledge of Platinum IV and Mr. Nordlicht, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Platinum IV and Mr. Nordlicht or between Platinum IV and Mr. Nordlicht on the one hand and Platinum Advisors and Mr. Mueller on the other, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; and
      o     to the knowledge of Platinum Advisors and Mr. Mueller, there are no other contracts, arrangements, understandings or relationships
            (legal or otherwise) among Platinum Advisors and Mr. Mueller or between Platinum IV and Mr. Nordlicht on the one hand and Platinum Advisors and Mr. Mueller on the other, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

In addition, subject to compliance with applicable law, the Reporting Persons may consult with each other from time to time and exchange information concerning the Issuer, their respective investments in the Issuer and their discussions with management, directors and other security holders of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2008

PLATINUM LONG TERM GROWTH IV, LLC

By: /s/ MARK NORDLICHT
    --------------------------
        Name:  Mark Nordlicht
        Title: Managing Member


/s/ MARK NORDLICHT
------------------------------
        Name:  Mark Nordlicht

PLATINUM ADVISORS, LLC

By: /s/ MARK MUELLER
    --------------------------
        Name:  Mark Mueller
        Title: Managing Member


/s/ MARK MUELLER
------------------------------
        Name:  Mark Mueller

                                  EXHIBIT INDEX


  Number                                Description
  ------       -----------------------------------------------------------------

    1. Joint Filing Agreement dated as of October 20, 2008 (filed herewith).

    2. Loan and Security Agreement, dated September 29, 2008, by and among the Issuer and Platinum Long Term Growth IV, LLC, et al, and Platinum Advisors LLC, as agent for the investors, (with the other documents attached as exhibits thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Commission on October 3, 2008).

    3. Forbearance Agreement, dated September 29, 2008 (incorporated by reference to Exhibit 10.4 of the Issuer's Form 8-K filed with the Commission on October 3, 2008).

    4. Certificate of Designation of Rights, Preferences, Designations, Qualifications and Limitations of the Series C Preferred Stock (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed with the Commission on October 3, 2008).

    5. 8% Senior Secured Promissory Note Due March 6, 2009, in the principal amount of $150,000, payable to the order of Platinum Long Term Growth IV, LLC on August 4, 2008, in the amount of $150,000 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the Commission on August 7, 2008).

    6. 8% Senior Secured Promissory Note Due January 31, 2010, made to Platinum Long Term Growth IV, LLC on September 29, 2008, in the amount of $190,000 (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the Commission on October 3,
               2008).

    7. Loan and Security Agreement, dated March 7, 2007, by and among the Issuer and Platinum Long Term Growth IV, LLC, et al, and Platinum Advisors LLC, as agent for the investors, with the other documents attached as exhibits thereto (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    8. Form of 8% Senior Secured Promissory Note Due March 7, 2009 (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    9. Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    10. Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

    11. Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 of the Issuer's Form 8-K filed with the Commission on March 8, 2007).

Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D and all amendments thereto with respect to the Common Stock, par value $0.001 per share, of NaturalNano, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: October 20, 2008

PLATINUM LONG TERM GROWTH IV, LLC


By: /s/ MARK NORDLICHT
    ------------------------------
        Name:  Mark Nordlicht
        Title: Managing Member


/s/ MARK NORDLICHT
----------------------------------
        Name:  Mark Nordlicht

PLATINUM ADVISORS, LLC


By: /s/ MARK MUELLER
    ------------------------------
        Name:  Mark Mueller
        Title: Managing Member


/s/ MARK MUELLER
----------------------------------
        Name:  Mark Mueller






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